UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2020

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	☒

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.       English translation of a letter dated February 3, 2020 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION

Buenos Aires, February 3, 2020

Comisión Nacional de Valores

Dear Sirs,

RE.: Telecom Argentina S.A.

Mandatory Public Tender Offer

I am writing to you in my capacity of Attorney-in-Fact of Telecom Argentina S.A. (“Telecom Argentina” or “the Company”), in connection with the Mandatory Public Tender Offer promoted by Cablevisión Holding S.A. (“CVH”) on June 21, 2018.

In this regard, we hereby attach the note that we received from CVH today informing us that on the date hereof CVH was served notice of a resolution dated December 26, 2019 rendered by the Chamber I of the National Court of Appeals on Civil and Commercial Matters of this City (the “Court”), in re. “Cablevisión Holding S.A. a/Comisión Nacional de Valores a/Injunctions” (Docket 7998/2018) pending before the National Court of First Instance on Civil and Commercial Matters No. 3, whereby the extraordinary appeal filed by CVH against the decision of the Chamber (which was informed by a Relevant Fact on July 19,2019 under ID Number 2499669-D) was declared inadmissible.

Sincerely,

Telecom Argentina S.A.

/s/ Andrea V. Cerdán
Attorney in Fact

ATTACHMENT

FREE TRANSLATION

Buenos Aires, February 3, 2020

Mr. President of the Board of Directors

of Telecom Argentina S.A.

Alicia Moreau de Justo 50, 13 Floor

City of Buenos Aires

RE.: Mandatory Public Tender Offer promoted and formulated by Cablevisión Holding S.A. – Notification of rejection of Federal Extraordinary Appeal.

Dear Sirs,

María Lucila Romero, in my character of attorney-in-fact of Cablevisión Holding S.A. (the “Company”), I am witting to you to inform you that the Company was served today of the resolution dated December 26, 2019 rendered by the Chamber I of the National Court of Appeals on Civil and Commercial Matters of this City in re. “Cablevisión Holding S.A. a/Comisión Nacional de Valores a/Injunctions” (Docket 7998/2018) pending before the National Court of First Instance on Civil and Commercial Matters No. 3, whereby the extraordinary appeal filed by the Company against the decision of the Chamber dated July 19,2019 (which revoked the injunction obtained by the Company that provisionally ordered the Comisión Nacional de Valores to refrain from issuing and resolving about the authorization of the Mandatory Public Tender Offer of Class B Shares promoted and formulated by the Company) was declared inadmissible.

The resolution of the Chamber declares that the appeal is inadmissible on the grounds that the Company´s grievance is not final. The Company will file in due time and course a direct appeal against this Resolution.

As of the date hereof, the Company is bound by the decision rendered in re. “Burgueño Daniel Fernando a / EN - CNV a /Ordinary Proceedings” (Docket 33,763/ 2019), that admitted the claim filed by Mr. Burgueño, a shareholder of the Company, providing that the Company is not under an obligation to carry out a Mandatory Public Tender Offer, pursuant to section 32 subsection k) of the RG 779/18 and orders the Comisión Nacional de Valores to consider that the filing made by the Company has concluded.

Sincerely,

Cablevisión Holding S.A.

/s/ María Lucila Romero
Attorney in Fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.
Date:	February 4, 2020	By:	/s/ Gabriel P. Blasi
			Name:	Gabriel P. Blasi
			Title:	Responsible for Market Relations